NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

NYSE MKT LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 9, 2013, pursuant to the provisions of
Rule 12d2-2 (a).

[  X  ] 17 CFR 240.12d2-2(a)(3)  That on
August 16, 2013 the instruments representing
 the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

Pursuant to the liquidation/termination
which became effective on August 16, 2013, the transfer books and accounts were permanently closed on August 12, 2013.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 13, 2013.